UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010
COMMISSION FILE NUMBER 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 IASSONOS STREET
PIRAEUS, 18537 GREECE
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                  ☐           No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                  ☐           No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  ☐           No           ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a press release of Capital Product Partners L.P., dated October 29, 2010.

This report on Form 6-K is hereby incorporated by reference into the registrant’s registration statement, registration number 333-153274, dated October 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated: October 29, 2010

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THIRD QUARTER 2010 FINANCIAL RESULTS

ATHENS, Greece, October 29, 2010 -- Capital Product Partners L.P. (the "Partnership") (Nasdaq: CPLP), an international owner of modern double-hull tankers, today released its financial results for the third quarter ended September 30, 2010.

The Partnership's net income for the quarter ended September 30, 2010 was $3.6 million, or $0.10 per limited partnership unit, which is $0.06 lower than the $0.16 per unit from the previous quarter ended June 30, 2010, and $0.18 lower than the $0.28 per unit from the third quarter of 2009.

Operating surplus for the quarter ended September 30, 2010 was $9.5 million, which is $0.7 million lower than the $10.2 million from the second quarter of 2010 and $1.2 million lower than the $10.7 million from the third quarter of 2009. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. (Please see Appendix A for a reconciliation of this non-GAAP measure to net income.)

Revenues for the third quarter of 2010 were $30.3 million, compared to $33.6 million in the third quarter of 2009. The Partnership’s revenues reflect the lower charter rates at which it re-chartered a number of its vessels whose original charters expired during the previous three quarters.

Total operating expenses for the third quarter of 2010 were $18.4 million, including $7.9 million in fees for the commercial and technical management of the fleet paid to a subsidiary of our Sponsor, Capital Maritime & Trading Corp, $7.9 million in depreciation and $1.0 million in general and administrative expenses, compared to $17.5 million total operating expenses for the third quarter of 2009.

Net interest expense and finance cost for the third quarter of 2010 amounted to $8.3 million compared to $8.2 million for the third quarter of 2009. The increase in net interest expense and finance cost is primarily due to the Partnership’s lower cash deposit rates.

As of September 30, 2010 the Partnership's long-term debt remained unchanged, compared to December 31, 2009 at $474.0 million and Partners' capital stood at $240.0 million.

Market Commentary
Overall, average product tanker spot earnings for the third quarter improved, with respect to the third quarter of 2009 but remained at historically low levels due to the seasonal market weakness coupled with increased supply of vessels in certain key trades.

Period charter rates and asset prices continued to improve over the third quarter reflecting owners and charterers’ positive expectations for product tanker demand going forward. Projections for global seaborne product imports continue to be revised upwards, while the product tanker orderbook has been consistently shrinking over the last few quarters.

The Suezmax market weakened considerably over the third quarter, as seasonally softer demand and the unwinding of floating storage had an adverse impact on the crude tanker market overall.

Completion of Offering of 6,052,254 Common Units

On August 9, 2010, the Partnership announced the issuance of 5,500,000 common units at a public offering price of $8.63 per common unit.  An additional 552,254 common units were subsequently sold on the same terms following the partial exercise of the over-allotment option granted to the underwriters. Capital GP LLC, the Partnership's general partner, participated in both the offering and the exercise of the over-allotment option and purchased an additional 123,515 units at the public offering price, thereby maintaining its 2 percent interest in the Partnership.

Aggregate proceeds to the Partnership, before expenses relating to the offering, were approximately $53.3 million. The net proceeds from the offering were used to acquire the M/T Assos (renamed M/T Insurgentes) and for general partnership purposes.

Fleet Developments

On August 16, 2010, the Partnership acquired the M/T Assos (renamed M/T Insurgentes) (2006 Hyundai Mipo 47,000 dwt ICE Class 1A) from Capital Maritime at a purchase price of $43.5 million. The M/T Assos is the Partnership's eighteenth modern, medium range (MR) tanker, bringing the size of its fleet to 21 vessels, and is chartered to Petroleos Mexicanos (PEMEX), the state-owned Mexican petroleum company, through Arrendadora Ocean Mexicana, S.A. de C.V., under a charter expected to expire in March 2014, and with terms as set out in the Partnership’s press release of August 9, 2010.

The M/T Anemos I (2007 Hyundai Mipo 47,823 dwt Ice Class 1A) was fixed at a gross daily charter rate of $14,700 to Petrobras for 36 months. The charter commenced on 9 September 2010 and the earliest expected redelivery under the charter is August 2013.

The M/T Apostolos (2007 Hyundai Mipo 47,782 dwt Ice Class 1A) was fixed at a gross daily charter rate of $14,000, including a 50/50 profit sharing arrangement for breaking Institute Warranty Limits (IWL) to BP Shipping Limited for 24 months. The charter commenced on October 4, 2010, and the earliest expected redelivery under the charter is September 2012.

Following the rechartering of the M/T Anemos I and the M/T Apostolos, 90% of the fleet total days for the remainder of 2010, and 64% of the fleet total days in 2011 are secured under period charter coverage.

Omnibus Incentive Compensation Plan

On August 31, 2010, the Partnership completed the allocation of its first ever management incentive award under the Omnibus Incentive Compensation Plan adopted in April 2008, as amended (the “Equity Plan”). The award is comprehensive in its breadth and depth, with the Partnership having issued a total of 795,200 (or 2% of the Partnership’s total units outstanding as of September 30, 2010) of the 800,000 units authorized under its Equity Plan, with the majority vesting after 3 years from the date of issue. Awards were issued to all members of the Partnership’s Board, to all employees of its General Partner and its Manager, and to employees of key affiliates, all of whom have significantly contributed to the performance of the Partnership and the growth and ongoing successful commercial and technical performance of its fleet since its Initial Public Offering in March 2007.

Quarterly Cash Distribution

In July 2010, the Partnership announced the upward revision of its target annual distribution level to $0.93 from $0.90, following an improvement in the product tanker market from its historic lows and two accretive acquisitions of MR product tankers with charters of at least two years, commencing with the payment of the third quarter 2010 distribution.

On October 25, 2010, the Board of Directors of the Partnership declared a cash distribution of $0.2325 per unit for the third quarter of 2010, in line with management’s annual guidance. The third quarter 2010 distribution will be paid on November 16, 2010 to unit holders of record on November 5, 2010.

Management Commentary

Mr. Ioannis Lazaridis, Chief Executive and Chief Financial Officer of the Partnership’s General Partner commented: "During the third quarter of 2010, we observed a weakness in the product tanker market, mostly explained by seasonal factors. However, the spot charter levels reached during the quarter were on average above the lows reached in the second half of 2009, and the period market continued to strengthen.  Taking advantage of the improved period charter market, we chartered the M/T Apostolos and the M/T Anemos I for a period of two and three years, respectively. Furthermore, we are particularly pleased that during the quarter, we successfully completed our second equity offering this year, further expanding our fleet with the accretive acquisition of the M/T Assos”.

Mr. Lazaridis continued: “We will continue to closely monitor key industry factors, including changes in oil product demand, oil refinery utilization rates, the implementation of the single-hull tanker phase out, the availability of shipping finance, as well as further delays and cancellations that could reduce the number of new tanker vessel deliveries, in order to assess a further market recovery for the remainder of 2010 and 2011. We will continue to monitor market developments and explore further accretive acquisitions and as a result we will revisit our annual distribution guidance.”

Conference Call and Webcast

Today, Friday, October 29, 2010 at 10:00 a.m. Eastern Daylight Time (U.S.), the Partnership will host an interactive conference call.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) 1452 542 301 (Standard International Dial-in). Please quote "Capital Product Partners."

A replay of the conference call will be available until November 5, 2010. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) 1452 550 000 and the access code required for the replay is: 69648481#.

Slides and audio webcast:

The slide presentation accompanying the conference call will be available on the Partnership's website at www.capitalpplp.com. An audio webcast of the call will also be accessible on the website. The relevant links will be found in the Investor Relations section of the website.

Forward Looking Statements:

The statements in this press release that are not historical facts, including our expectations regarding developments in the markets, their effects and the factors that may contribute to a market recovery, our expectations regarding the employment of our vessels and their charters, our expected charter coverage ratios for 2010 and 2011 and expectations regarding our quarterly distribution may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership owns 21 vessels, including 18 modern MR tankers, two small product tankers and one suezmax crude oil tanker. Most of its vessels are under medium- to long-term charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, Arrendadora Ocean Mexicana, S.A. de C.V. and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-F
Contact Details:
Capital GP L.L.C.	Investor Relations / Media
Ioannis Lazaridis, CEO and CFO	Matthew Abenante
+30 (210) 4584 950	Capital Link, Inc. (New York)
E-mail: i.lazaridis@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com
Capital Maritime & Trading Corp.
Jerry Kalogiratos
+30 (210) 4584 950
j.kalogiratos@capitalpplp.com

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Combined Statements of Income (Note 1)
(In thousands of United States Dollars, except number of units and earnings per unit)

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2010	2009	2010	2009

Revenues	$ 26,875	$ 33,611	$ 88,702	$ 102,006
Revenues – related party	3,473	-	6,884	-
Total Revenues	30,348	33,611	95,586	102,006

Expenses:
Voyage expenses	1,635	1,129	5,839	3,184
Vessel operating expenses - related party	7,896	7,383	22,322	22,409
Vessel operating expenses	-	427	1,034	1,705
General and administrative expenses	973	831	2,235	2,244
Depreciation	7,916	7,697	23,347	22,987
Operating income	11,928	16,144	40,809	49,477
Other income (expense), net:
Interest expense and finance cost	(8,445)	(8,564)	(24,918)	(24,227)
Interest and other income	129	336	639	1,204
Total other (expense), net	(8,316)	(8,228)	(24,279)	(23,023)
Net income	3,612	7,916	16,530	26,454
Less:
Net income attributable to CMTC operations	-	(784)	(983)	(2,505)
Partnership’s net income	$ 3,612	$ 7,132	$ 15,547	$ 23,949
General Partner’s interest in Partnership’s net income	$ 72	$ 143	$ 311	$ 479
Limited Partners’ interest in Partnership’s net income	$ 3,540	$ 6,989	$ 15,236	$ 23,470
Net income per unit:
• Common units (basic and diluted)	0.10	0.28	0.49	0.95
• Subordinated units (basic and diluted)	-	-	-	0.96
• Total units (basic and diluted)	0.10	0.28	0.49	0.95
Weighted-average units outstanding:
• Common units (basic and diluted)	34,280,193	24,817,151	30,848,825	23,397,946
• Subordinated units (basic and diluted)	-	-	-	1,419,205
• Total units (basic and diluted)	34,280,193	24,817,151	30,848,825	24,817,151

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Combined Balance Sheets (Note 1)
(In thousands of United States Dollars)

	September 30, 2010	December 31, 2009
Assets
Current assets
Cash and cash equivalents	$ 12,200	$ 3,552
Short-term investments (Note 2)	15,350	30,390
Trade accounts receivable	3,972	1,217
Due from related party	1	13,365
Inventory	545	466
Prepayments and other assets	417	584
Total current assets	32,485	49,574
Fixed assets
Vessels, net	715,370	703,707
Total fixed assets	715,370	703,707
Other non-current assets
Deferred charges, net	2,552	3,147
Above market acquired bare-boat charter	8,687	-
Restricted cash	5,250	4,500
Total non-current assets	731,859	711,354
Total assets	$ 764,344	$ 760,928

Liabilities and stockholders’ equity / partners’ capital
Current liabilities
Current portion of long-term debt	$ -	$ -
Current portion of related party long-term debt	-	4,412
Trade accounts payable	1,304	778
Due to related parties	4,460	4,939
Accrued liabilities	2,019	2,470
Deferred revenue	1,573	3,456
Total current liabilities	9,356	16,055
Long-term liabilities
Long-term debt	474,000	474,000
Long-term related party debt	-	43,528
Deferred revenue	2,623	2,062
Derivative instruments	38,344	36,931
Total long-term liabilities	514,967	556,521
Total liabilities	524,323	572,576
Commitments and contingencies
Stockholders’ equity	-	31,224
Partners’ capital	240,021	157,128
Total liabilities and stockholders’ equity / partners’ capital	$ 764,344	$ 760,928

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Combined Statements of Cash Flows (Note 1)
(In thousands of United States Dollars)

	For the nine-month period ended September 30,
	2010	2009
Cash flows from operating activities:
Net income	$ 16,530	$ 26,454
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	23,347	22,987
Amortization of deferred charges	417	314
Amortization of above market acquired bare-boat charter	313	-
Equity compensation expense	197	-
Changes in operating assets and liabilities:
Trade accounts receivable	(4,384)	4,830
Due from related parties	7	(2,050)
Prepayments and other assets	91	(223)
Inventory	(225)	(268)
Trade accounts payable	526	1,276
Due to related parties	(479)	3,022
Accrued liabilities	(262)	998
Deferred revenue	(1,322)	(2,223)
Net cash provided by operating activities	34,756	55,117
Cash flows from investing activities:
Vessel acquisitions	(99,061)	(26,150)
Acquisition of above market bare-boat charter	(9,000)	-
Purchase of short-term investments	(77,229)	(80,900)
Maturity of short-term investments	91,519	47,295
Increase in restricted cash	(750)
Reclassification of short-term investment to restricted cash	750	4,500
Net cash (used in) investing activities	(93,771)	(55,255)
Cash flows from financing activities:
Proceeds from issuance of Partnership units	105,271	-
Expenses paid for issuance of Partnership units	(940)	-
Payments of related party debt/financing	(1,556)	(24,668)
Loan issuance costs	-	(731)
Excess of purchase price over book value of vessels acquired from entity under common control	(10,449)	-
Distributions paid	(24,663)	(56,963)
Capital contributions by CMTC	-	40,570
Net cash provided by / (used in) financing activities	67,663	(41,792)

Net increase / (decrease) in cash and cash equivalents	8,648	(41,930)
Cash and cash equivalents at beginning of period	3,552	43,149
Cash and cash equivalents at end of period	$ 12,200	$ 1,219

Supplemental cash flow information
Cash paid for interest	$ 23,953	$ 22,780

Non-cash activities
Reduction in deferred offering expenses	$ 107	$ -
Net liabilities assumed by CMTC upon vessel contribution to the Partnership	$ 31,844	$ 31,073

Notes

(1) The unaudited condensed consolidated and combined statements of income for the three-month and nine-month periods ended September 30, 2010 and 2009 and the unaudited condensed consolidated and combined statements of cash flows for the nine-month periods ended September 30, 2010 and 2009 include the results of operations of M/T Alkiviadis, M/T Atrotos, M/T Ayrton II and M/T Agamemnon II which were acquired from Capital Maritime, an entity under common control, on June 30, 2010, March 1, 2010, April 13, 2009 and April 7, 2009 respectively, as though the transfer had occurred at the beginning of the earliest period presented. The unaudited condensed consolidated and combined balance sheet as of December 31, 2009 includes the balance sheets of the vessel-owning companies of M/T Atrotos and M/T Alkiviadis.

(2) Short term investments consist of cash time deposits with original maturities of more than three months with de minimis early withdrawal penalty.

Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non cash items such as depreciation and amortization expense, unearned revenue and unrealized gain and losses. Replacement capital expenditures represent those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, the Partnership's capital assets. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership's ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership's performance required by accounting principles generally accepted in the United States. The tables below reconcile Operating Surplus to net income for the three-month period ended September 30, 2010.

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended September 30, 2010
Net income	$ 3,612

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	8,250
Deferred revenue	488
NET CASH PROVIDED BY OPERATING ACTIVITIES	12,350

Replacement Capital Expenditures	(2,888)

OPERATING SURPLUS	9,462
Recommended reserves	(459)
AVAILABLE CASH	$ 9,003